1585 Broadway New York, NY 10036

July 10, 2006

By U.S. Mail & Facsimile to 1-202-772-9208

Ms. Angela Connell

Senior Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Re:	Form 10-K for the Fiscal Year Ended November 30, 2005 File No. 001-11758

Dear Ms. Connell:

Morgan Stanley (the “Company”) is pleased to respond to your letter of June 6, 2006, concerning its Form 10-K for the fiscal year ended November 30, 2005 (the “filing”). For your convenience, we have restated your comments below.

Comment: Consolidated Statements of Income, page 109

1.	We note that you do not separately present your costs and expenses applicable to services on your Statements of Income. We also note that you report revenues inclusive of interest and dividend income, interest expense and the provision for loan losses and that you do not separately present operating and non-operating income and expenses. Please tell us:

•	Whether you track costs related to each of your separately presented revenue line items;

•	Your basis for characterizing interest and dividend income, interest expense and provision for loan losses as “Revenues”; and

•	Your basis for not separately presenting operating and non-operating income and expenses.

Refer to Rule 5-01 and 5-03 of Regulation S-X.

Response:

In formulating our income statement presentation, we noted that the purpose of Rule 5-03 is to indicate the various line items which, if applicable, should appear on the face of the income statement. In our business, interest and dividend income and interest expense arise primarily from our trading and market making activities; customer margin lending and other consumer and commercial lending activities; and in connection with our securities borrowing and lending and repurchase and reverse repurchase activities, which are entered into to facilitate our sales, trading, and brokerage operations. Therefore, unlike commercial and industrial companies, the generation of interest and dividend income and incurrence of interest expense is integral to the Company’s core operations, and we believe it would not be meaningful to present such items as non-operating activities.

Additionally, in formulating our income statement presentation, we have looked to the income statement format provided within the AICPA Audit and Accounting Guide: Brokers and Dealers in Securities (“Broker-Dealer Guide”). We believe that this approach provides the most transparent presentation for our business given the significance of our broker and dealer activities.

Although we consider ourselves to be predominantly a broker-dealer, certain aspects of the Company’s business, such as the consumer loan activities of our Discover segment, are analogous to that of a banking institution. Therefore, in preparing our financial statements, we also considered the income statement presentation requirements set forth in Article 9 - Bank Holding Companies. Similar to the Broker-Dealer Guide, Article 9 does not require the reporting of operating and non-operating income and expenses. In addition, it indicates that interest expense and the provision for loan losses should be included in net revenues. We have adopted this approach by analogy.

Our income statement presentation is also consistent with how we manage our business as well as how investors and the analysts that actively follow our Company evaluate our performance. The nature of broker-dealer operations is such that management views principal transactions revenues along with related interest and dividend income and expense as one interrelated activity. This view is consistent with our internal management reporting whereby management’s assessment of the profitability of our sales and trading activities is based on looking at principal trading, interest and dividends in the aggregate and is consistent with how we present our operating results in the Management Discussion and Analysis as included in our periodic filings. Our income statement presentation for interest and dividend income and interest expense is also consistent with how our peers present the results of their operations. Therefore, given the nature of our operations, we do not focus on, nor are our accounting and trading systems designed to, track the costs associated with separately presented revenue line items.

While we believe our current presentation is appropriate, we continually reevaluate our income statement presentation as changes to our business lines occur.

Comment: Consolidated Statements of Cash Flows, page 111

2.	We note that you have classified cash flows from sales of consumer loans as investing cash flows. Please tell us how you considered the guidance in paragraph 9 of SFAS 102 in determining the appropriate classification of cash flows related to the origination and sale of loans held for sale.

Response:

Paragraph 9 of Statement of Financial Accounting Standards No. 102, Statement of Cash Flows - Exemption of Certain Enterprises and Classification of Cash Flows from Certain Securities Acquired for Resale, an amendment of FASB Statement No. 95 (“SFAS No. 102”), states, in part, that:

Cash receipts and cash payments resulting from acquisitions and sales of loans also shall be classified as operating cash flows if those loans are acquired specifically for resale and are carried at market value or at the lower of cost or market value. Cash receipts resulting from sales of loans that were not specifically acquired for resale shall be classified as investing cash inflows. That is, if loans were acquired as investments, cash receipts from sales of those loans shall be classified as investing cash inflows regardless of a change in the purpose for holding those loans. [Footnote omitted and emphasis added.]

Therefore, in determining the appropriate classification for cash receipts and payments on sales of consumer loans, we first consider whether the loans were acquired or originated specifically for resale or whether they were acquired or originated with the intent to hold them for investment purposes.

The balance of Consumer Loans reported in the Company’s Consolidated Statement of Financial Condition for the fiscal year ended November 30, 2005 and in prior periods consists almost entirely of credit card accounts receivables. To determine the appropriate balance sheet classification of newly originated or acquired credit card receivables, the Company applies AICPA Statement of Position 01-6, Accounting by Certain Entities (Including Entities With Trade Receivables) That Lend to or Finance the Activities of Others (“SOP 01-6”). In accordance with this guidance, credit card receivables that management has the intent and ability to hold for the foreseeable future or until payoff are reported in the balance sheet at outstanding principal adjusted for any charge-offs, any deferred credit card receivable origination fees or costs, and an allowance for loan losses (i.e., not as held for sale).

The Company opens credit card accounts with the intent to establish and maintain long-term lending relationships with its cardholders. Similarly, the credit card receivables arising from these account relationships are originated with the intent to hold them for the foreseeable future. As part of its liquidity and funding practices, periodically management decides whether or not it has the ability to and should sell or securitize some of the existing credit card receivables to support additional origination activity. If a sale of receivables is deemed practical and desirable, the Company transfers a portion of the credit card receivables, on a revolving basis, to trusts, which issue asset-backed securities (“ABS”) that are registered with the Securities and Exchange Commission or are privately placed. Thus, the frequency and volume of the Company’s credit card securitization activity varies with the liquidity and funding needs of the Company. The level of credit card securitization activity can also vary based upon changes in management’s overall funding strategy, trends in cardholder borrowing and repayment behavior and in response to changes in the market’s demand for credit card receivable-backed securities.

Upon determining that additional sales of credit card receivables should occur, management then reclassifies a portion of its credit card receivables as held for sale. These receivables held for sale are carried at the lower of aggregate cost or fair value. As of November 30, 2005, approximately 51% of credit card receivables originated and managed by the Company were securitized and supporting ABS held by third-party investors. Over the last six fiscal quarters as of May 31, 2006, the percentage of credit card receivables securitized and supporting ABS held by third-party investors has ranged from 51% to 60%.

Because these receivables are originated as investments, the net proceeds from sales of credit card receivables are classified as cash flows from investing activities without regard to the change in the purpose for holding these receivables subsequent to their origination, pursuant to paragraph 9 of SFAS No. 102.

The Company designates certain other loans (non-credit card receivables), which are originated specifically with the intent for resale, as held for sale upon origination. The cash flows related to these loans are classified as operating activities pursuant to paragraph 9 of SFAS No. 102.

Comment: Note 2. Summary of Significant Accounting Policies - Revenue Recognition – Merchant, Cardmember and Other Fees, page 114

3.	Please tell us the basis for recording Merchant, Cardmember and Other Fees net of the cost of your cardmember reward programs. Refer to EITF 99-19.

Response:

The Company’s cardmember reward programs constitute point and other loyalty programs, which are excluded from the scope of EITF Issue No. 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent, within paragraph 5 of the guidance. Paragraph 5 states, in part:

Also excluded from the scope of this Issue are those display issues that will be addressed in future issues on accounting for vendor promotional activities, multiple-element revenue arrangements, and “point” and other loyalty programs. [Emphasis added.]

The Company’s basis for recording Merchant, Cardmember and Other Fees net of the cost of these reward programs is the guidance in Emerging Issues Task Force (“EITF”) Issue No. 00-22, Accounting for “Points” and Certain Other Time-Based or Volume-Based Sales Incentive Offers, and Offers for Free Products or Services to Be Delivered in the Future (“EITF 00-22”), as codified in EITF Issue No. 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products) (“EITF 01-9”), which the Company adopted in fiscal 2001. Paragraph 30 of EITF 01-9 states, in part:

The Task Force reached a consensus that the vendor should recognize the rebate or refund obligation as a reduction of revenue based on a systematic and rational allocation of the cost of honoring rebates or refunds earned and claimed to each of the underlying revenue transactions that result in progress by the customer toward earning the rebate or refund.

For the year ended November 30, 2005, almost all of the costs associated with the Company’s credit card loyalty programs relate to programs that offer a reward to the cardholder in the form of cash. This relationship between credit card cash reward programs as compared to credit card non-cash reward programs is consistent across all periods.

For the year ended November 30, 2005, the total expense incurred by the Company for its non-cash credit card reward programs was de minimis. Although authoritative guidance has not been finalized with respect to accounting for non-cash rewards under point and other loyalty programs, the Company has consistently analogized to EITF 00-22’s guidance for cash rewards to support netting the cost of its non-cash rewards against related revenue. This approach is consistent with one of the views contemplated in the EITF’s discussions regarding EITF 00-22. The Company believes that the substance of these two types of programs is the same and it is only the form of the reward that is different. The Company also believes its view is appropriate and it has consistently applied this accounting presentation.

The Company disclosed its adoption of EITF 00-22 in its Form 10-K for the fiscal year ended November 30, 2001. The relevant portions of such disclosures are excerpted below:

Note 2. Summary of Significant Accounting Policies (Page 73)

Cardmember Rewards. Cardmember rewards, primarily the Cashback Bonus® award, pursuant to which the Company pays Discover Classic Card, Discover Platinum Card and Morgan Stanley Card cardmembers electing this feature a percentage of their purchase amounts ranging up to 1%, are based upon a cardmember’s annual level and type of purchases. The liability for cardmember rewards, included in other liabilities and accrued expenses, is accrued at the time that qualified cardmember transactions occur and is calculated on an individual cardmember basis.

In fiscal 2001, the Company adopted Emerging Issues Task Force (“EITF”) Issue No. 00-22, “Accounting for ‘Points’ and Certain Other Time-Based or Volume-Based Sales Incentive Offers, and Offers for Free Products or Services to Be Delivered in the Future.” Prior to the adoption of EITF Issue No. 00-22, the Company recorded its Cashback Bonus award program as a marketing and business development expense. In accordance with EITF Issue No. 00-22, such incentives are to be considered a reduction in revenues and are recorded in merchant and cardmember fees. The Company’s consolidated statements of income for all periods presented have been restated to reflect this change.

MD&A – Credit Services (Pages 39 and 40)

Credit Services financial data reflect the Company’s fiscal 2001 adoption of Emerging Issues Task Force (“EITF”) Issue No. 00-22, “Accounting for ‘Points’ and Certain Other Time-Based or Volume-Based Sales Incentive Offers, and Offers for

Free Products or Services to Be Delivered in the Future.” Prior to the adoption of EITF Issue No. 00-22, the Company recorded its Cashback Bonus® award program as a marketing and business development expense. In accordance with EITF Issue No. 00-22, such incentives are to be considered a reduction in revenues and are recorded in merchant and cardmember fees. Credit Services data for all periods presented have been restated to reflect this change.

Beginning in fiscal 2004, the Company modified its Form 10-K and Form 10-Q disclosures by removing the specific references to EITF 00-22. The Company continued to disclose, however, that its cardmember rewards are recorded as a reduction of Merchant and cardmember fees. The referenced disclosures are as follows:

Note 2. Summary of Significant Accounting Policies (Page 105)

Merchant and Cardmember Fees. Merchant and cardmember fees include revenues…, net of cardmember rewards… The Company records its Cashback Bonus award program as a reduction of Merchant and cardmember fees.

MD&A – Credit Services (Page 47)

Merchant and Cardmember Fees. Merchant and cardmember fees include revenues… net of cardmember rewards.

Comment: Financial Instruments Used for Trading and Investments, page 115

4.	We note your supplemental response dated February 1, 2006 regarding your application of the AICPA Broker Dealer Audit Guide and your fair value accounting policy. In light of the EITF deliberations on this matter we will defer further consideration of this issue at this time. We may have comments at a future date.

Response:

We appreciate the update on this matter.

Comment: Financial Instruments Used for Asset and Liability Management, page 116

4.	Given your use of derivative instruments for both trading and investment purposes, as well as asset and liability management, please revise future filings to clearly disclose the specific derivative instrument(s) used in each of your hedging strategies and the methods used to both prospectively and retrospectively assess hedge effectiveness. Provide the following information in your disclosures:

•	Identify each type of asset or liability for which you employ hedging strategies;

•	Identify the financial instruments, including the types of derivatives, which you use to manage each of these risks;

•	Disclose the hedging classification for each derivative instrument; and

•	Clearly describe the specific methods used to both prospectively and retrospectively assess hedge effectiveness and measure hedge ineffectiveness and disclose how often these tests are performed.

Response:

In response to your comment, we propose that the following disclosure be included in future filings for financial instruments used for asset and liability management:

Financial Instruments Used for Asset and Liability Management. The Company applies hedge accounting to various derivative financial instruments used to hedge interest rate, foreign exchange and credit risk arising from assets, liabilities and forecasted transactions. These instruments are included within Financial instruments owned - derivative contracts or Financial instruments sold, not yet purchased - derivative contracts within the condensed consolidated statements of financial condition.

These hedges are designated and qualify for accounting purposes as one of the following types of hedges: hedges of changes in fair value of assets and liabilities due to the risk being hedged (fair value hedges), hedges of the variability of future cash flows from forecasted transactions and floating rate assets and liabilities due to the risk being hedged (cash flow hedges), and hedges of net investments in foreign operations whose functional currency is different from the reporting currency of the parent company (net investment hedges).

For all hedges where hedge accounting is being applied, effectiveness testing and other procedures to ensure the ongoing validity of the hedges are performed at least monthly. The impact of hedge ineffectiveness and amounts excluded from the assessment of hedge effectiveness on the condensed consolidated statements of income was not material for all periods presented.

Fair Value Hedges

The Company’s designated fair value hedges consist primarily of benchmark interest rate hedges of fixed rate borrowings, including certificates of deposit and senior and subordinated long-term borrowings.

Interest rate swaps, including swaps with embedded options and other features that mirror features contained in the hedged items, are used as hedging instruments in these programs. For these hedges, the Company ensures that the terms of the hedging instruments and hedged items match and other accounting criteria are met so that the hedges are assumed to have no ineffectiveness (i.e., the Company applies the “shortcut” method of hedge accounting).

The Company also uses interest rate swaps as fair value hedges of the benchmark interest rate risk from host contracts of equity-linked notes that contain embedded derivatives. For these hedge relationships, regression analysis is used for the prospective and retrospective assessments of hedge effectiveness. At the inception of a hedge, the prospective analysis is based on what the hedge results would have been at regular points over an immediately preceding period. Over the life of the hedge, the length of the observation period and number of data points remain constant and the hypothetical data are replaced with actual hedge results, so that the rolling analysis serves as both a prospective and retrospective test.

For qualifying fair value hedges of benchmark interest rates, the changes in the fair value of the derivative and the changes in the fair value of the hedged asset or liability provide offset of one another and, together with any resulting ineffectiveness, are recorded in Interest expense.

The Company has designated a portion of the credit derivative embedded in a non-recourse structured note liability as a fair value hedge of the credit risk arising from a loan receivable that the structured note liability is specifically linked to. Regression analysis is used to perform prospective and retrospective assessments of hedge effectiveness for this hedge relationship. The changes in the fair value of the derivative and the changes in the fair value of the hedged item provide offset of one another and, together with any resulting ineffectiveness, are recorded in Principal Transactions - trading.

Cash Flow Hedges

The Company applies cash flow hedge accounting to forward foreign exchange contracts used to hedge certain forecasted non-interest expenditures incurred in a foreign currency. These hedges are assumed to have no ineffectiveness for the risk being hedged as the critical terms of the hedging instrument match those of the forecasted transactions. The interest elements (forward points) on the forward contracts are excluded from the assessment of effectiveness and are recorded directly to Revenues - Interest and dividends.

For qualifying cash flow hedges, the changes in the fair value of the derivative hedging instruments are recorded in Accumulated other comprehensive income (loss) in Shareholders’ equity, net of tax effects, and amounts in Accumulated other comprehensive income (loss) are reclassified into earnings in the same period or periods during which the hedged transaction affects earnings.

In connection with the sale of the aircraft financing business (see Note 15), the Company de-designated the interest rate swaps associated with this business effective August 31, 2005 and no longer accounts for them as cash flow hedges. Amounts in Accumulated other comprehensive income (loss) related to those interest rate swaps, which were designated as hedges of the Company’s variable rate long-term borrowing, are being reclassified to earnings when the hedged forecasted transactions impact earnings, as these transactions are still probable of occurring.

Net Investment Hedges

The Company utilizes forward foreign exchange contracts and non-U.S. dollar-denominated debt to manage the currency exposure relating to its net investments in non-U.S. dollar functional currency operations. No hedge ineffectiveness is recognized in earnings since the notional amounts of the hedging instruments equal the portion of the investments being hedged, and, where forward contracts are used, the currencies being exchanged are the functional currencies of the parent and investee; where debt instruments are used as hedges, they are denominated in the functional currency of the investee. The gain or loss from revaluing hedges of net investments in foreign operations at the spot rate is deferred and reported within Accumulated other comprehensive income (loss) in Shareholders’ equity, net of tax effects. The forward points on the hedging instruments are recorded in Revenues - Interest and dividends.

We welcome the Commission’s input and will include the above disclosures in future filings once the Commission is in agreement with our proposal. Finally, it should also be noted that the Company regularly reviews its hedge programs from both an economic and accounting perspective and with regard to the evolving interpretations and new accounting rules in this area, and this may result in changes to our hedge programs, and hence our disclosure of such programs, in the future.

*        *        *        *        *

In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing reviewed by the Staff;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Please feel free to contact me at 212-761-4508 or Paul C. Wirth, our Controller and Principal Accounting Officer at 212-761-6686, if you would like further clarification or additional information.

Sincerely,

/s/ David H. Sidwell
David H. Sidwell
Chief Financial Officer

cc:	Rebekah Moore, Securities & Exchange Commission
Greg Weaver, Deloitte & Touche, LLP
James V. Schnurr, Deloitte & Touche, LLP